

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2010

Mr. Brett Guge
Executive Vice President, Finance & Administration
California Steel Industries, Inc.
14000 San Bernardino Avenue
Fontana, CA 92335

**Re:    California Steel Industries, Inc.**
**Form 10-K for the Fiscal Year Ended December 31, 2009**
**Forms 10-Q for the Fiscal Quarters Ended March 31, 2010 and June 30, 2010**
**File No. 333-79587**

Dear Mr. Guge:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,


John Cash
Accounting Branch Chief